UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for August 11, 2014

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Trading statement for the financial year ended 30 June 2014

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

Trading statement for the financial year ended 30 June 2014

Sasol's headline earnings per share (HEPS) for the financial year ended 30 June 2014 is expected to increase by between 11% and 17%, and earnings per share (EPS), for the same period, is expected to increase by between 9% and 15%, compared to the prior financial year.

Sasol's profitability for the 2014 financial year was positively impacted by:
Synfuels production volumes of 7,6 million tons, up by 2%,
despite a full shutdown
A 97% annual utilisation rate achieved at the ORYX GTL plant Normalised cash fixed costs slightly below market inflation
17% weaker average rand/ US dollar exchange rate

Conversely, the following factors negatively impacted profitability:
Significant increase in the share-based payment expense of R3,6 billion due to a 47% higher share price An impairment charge, as previously reported, of our Canadian shale gas assets of R5,3 billion (CAD 540 million)

Looking specifically at the Group's operational performance, Sasol Synfuels recorded a strong performance, with production volumes increasing by 2% to 7,6 million tons for the year, exceeding our previous guidance of 7,3 to 7,5 million tons.
In addition, our ORYX GTL facility performed exceptionally well, with an average utilisation rate of 97% for the financial year.

Following decisive management actions introduced last year to ensure cost discipline and focused cost reductions, our business performance enhancement programme is progressing well with our normalised cash fixed cost trend slightly below market inflation and ahead of our previous guidance.

Sasol's solid financial performance was further supported by a 17% weakening of the average rand/US dollar exchange rate, and a slight improvement in chemical prices, while the average Brent crude oil price remained relatively flat for the period under review.

Our share price increased by 47% over the financial year to a closing price on 30 June 2014of R632,36. This resulted in a substantial year-on-year increase in the long-term employee share-based payment expense of R3,6 billion.

As communicated in an announcement released on the Stock Exchange News Service of the JSE Limited, we received a substantial reduction of R2,5 billion (EUR168,2 million) to the fine imposed on Sasol by the European Commission in 2008. This decision can still be appealed by the European Commission.
On the other hand, penalties of R534 million were imposed on us by the South African Competition Tribunal relating to Sasol Polymers' propylene and polypropylene pricing from 2004 to 2007. We are appealing this decision. Both these decisions affected HEPS and EPS for the period under review.

At 31 December 2013, we impaired our Solvents Germany GmbH assets by R466 million (EUR32 million) based on a decision to dispose of the affected assets. This transaction was completed on 31 May 2014 when merger control approval was obtained, with a loss of R966 million (EUR67 million) recognised on the disposal in addition to the impairment.

Our results may be further affected by any adjustments resulting from our year end closure process. This may result in a change in the estimated earnings.

The financial information on which this trading statement is based has not been reviewed or reported on by the Company's external auditors.
Sasol's financial results for the year ended 30 June 2014 will be announced on Monday, 8 September 2014.

11 August 2014
Johannesburg
Sponsor: Deutsche Securities (SA) Proprietary Limited




Forward-looking statements:

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as believe, anticipate, expect, intend, seek, will, plan, could, may, endeavour and project and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved.
If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated.
You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.
These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 9 October 2013 and in other filings with the United States Securities and Exchange Commission.
The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






Date August 11, 2014			By: 	/s/ V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary